December 4, 2025

Andrew Ahlborn
Chief Financial Officer
Ready Capital Corp
1251 Avenue of the Americas, 50th Floor
New York, NY 10020

       Re: Ready Capital Corp
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-35808
Dear Andrew Ahlborn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction